SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 14, 2007

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X  Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Rita Walfisch	Magyar Telekom IR	+36 1 457 6036
investor.relations@telekom.hu

Earn-out payment relating to KFKI acquisition paid

Budapest — May 14, 2007 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that it has paid the HUF 1.5bn earn-out payment to the previous owners of KFKI as defined in the Share Purchase Agreement.

According to the Share Purchase Agreement signed on June 16, 2006, the previous owners of KFKI were entitled to an earn-out payment of HUF 1.5 billion depending on the 2006 financial performance. As reported in the company’s full year 2006 consolidated financial statements, KFKI delivered HUF 19.8 billion revenues and HUF 2.0 billion EBITDA, reaching the predefined thresholds.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2005 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

	By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director, Investor Relations
Date: May 14, 2007